PROSPECTUS

                                1,083,251 Shares

                             SNYDER OIL CORPORATION

                                  Common Stock

     All the 1,083,251 shares of Common Stock, par value $0.01 per share ("Common Stock"), of Snyder Oil Corporation, a Delaware corporation (the "Company"), are offered by the selling stockholders (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.

     It is expected that sales made pursuant to this Prospectus will be effected from time to time in transactions on the New York Stock Exchange, or other exchanges to which shares of the Company's Common Stock may be admitted for trading privileges or in the over-the-counter market or through underwriters or agents or otherwise at market prices obtainable at the time of sale or otherwise in privately negotiated transactions at prices determined by negotiation. See "Plan of Distribution." On January 5, 1996, the last reported sale price for the Company's Common Stock on the New York Stock Exchange was $11 3/8 per share.

     Any broker-dealers who participate in a sale of shares of the Common Stock may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them, and proceeds of any such sale as principals, may be deemed to be underwriting discounts and commissions under the Act.

     All expenses incurred in connection with the registration of the shares of Common Stock being offered hereby will be borne by the Company.

     See "Risk Factors" at Page 3 for certain considerations relevant to an investment in the Common Stock offered hereby.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is January 5, 1996.

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                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (together with all amendments, the "Registration Statement") on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, filed as a part of that Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated by reference. See "Incorporation of Certain Information by Reference." For further information regarding the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto and the documents incorporated therein by reference. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at the regional offices of the Commission at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning the Company can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Common Stock of the Company is listed on the New York Stock Exchange.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1994;
     (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995;
     (c)  The Company's Current Report on Form 8-K dated October 13, 1995; and
     (d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated April 4, 1990.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the securities offered by this Prospectus, shall be deemed to be incorporated by reference in this Prospectus and be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written and oral requests for such copies should be addressed to Snyder Oil Corporation, 1625 Broadway, Suite 2200, Denver, Colorado 80202, Attention: Investor Relations, telephone (303) 592-8638, or to the Company's principal executive offices, 777 Main Street, Fort Worth, Texas, 76102, telephone (817) 338-4043.

                                  RISK FACTORS


Volatility of Oil and Natural Gas Prices

     Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that will be beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of foreign imports and overall economic conditions. It is impossible to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices have and may continue to adversely affect the Company's financial condition, liquidity and results of operations. Lower oil and natural gas prices also may reduce the amount of the Company's oil and natural gas that can be produced economically.

Economic Risks of Oil and Natural Gas Operations

     The Company's oil and natural gas operations will be subject to the economic risks typically associated with development, production and exploration activities, including the necessity of significant expenditures to locate and acquire producing properties and to drill wells. In conducting development and exploration activities, the Company may drill unsuccessful wells and experience losses. In the event that oil or natural gas is discovered, there is no assurance that such oil or natural gas can be economically produced or satisfactorily marketed. The presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause the Company's development, production or exploration activities to be unsuccessful, resulting in a total loss of the Company's investment in such activities. Consequently, the Company's actual future production may be substantially affected by factors beyond the Company's control.

Replacement of Reserves

     In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Except to the extent the Company acquires properties containing proved reserves or conducts successful development and exploration activities, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future oil and natural gas production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves at attractive rates of return. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited, the Company's ability to make the necessary capital investment to maintain or expand its asset base of oil and natural gas reserves would be impaired. Since January 1, 1995, the Company has sold a number of properties in non-core areas and its Wattenberg area gas facilities, and has reduced its senior debt from $216 million at year end 1994 to approximately $162 million at September 30, 1995. The Company believes this reduction, together with the modest level of capital expenditures expected in the current price environment, should afford the Company the financial flexibility to fund its capital expenditures and pursue acquisition opportunities. However, continued decreases in product prices may nevertheless impair the Company's ability to fund its capital projects. In addition, there can be no assurance that the Company's future development, acquisition and exploration activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs.

Operating Risks of Oil and Natural Gas Operations

     The oil and natural gas business involves certain operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to the Company. In addition, the Company may be liable for environmental damages cause by previous owners of property purchased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for development, acquisitions or exploration, or result in the loss of the Company's properties. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks and losses. The occurrence of such an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company.

Uncertainty of Reserve Estimates

     There are numerous uncertainties inherent in estimating oil and natural gas reserves and their estimated values, including many factors beyond the control of the producer. The reserve data incorporated by reference in this Prospectus represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers, including those used by the Company, may vary.

Competition

     The oil and gas industry is highly competitive. The Company will compete for the acquisition of oil and natural gas properties with numerous entities, including major oil companies, other independent oil and gas concerns and individual producers and operators. Many of these competitors have financial and other resources substantially greater than those of the Company.

Government Regulation

     The Company's business will be regulated by certain local, state and federal laws and regulations relating to the exploration for and the development, production, marketing, pricing, transportation and storage of, oil and natural gas. The Company's business will also be subject to extensive and changing environmental and safety laws and regulation governing the discharge of materials into the environment or otherwise relating to environmental protection. There can be no assurance that present or future regulation will not adversely affect the operations of the Company.

                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. See "Selling Stockholders."

                              SELLING STOCKHOLDERS

     This Prospectus covers the registration of an aggregate of up to 1,083,251 shares of Common Stock of the Company to be sold by the persons set forth below (the "Selling Stockholders").

     The table below sets forth the number and percentage of outstanding shares of Common Stock of the Company beneficially owned by each of the Selling Stockholders (including the shares of Common Stock registered hereby) and the number of shares of the Company's Common Stock registered hereby for the account of the Selling Stockholders. Assuming the sale of all the shares of Common Stock registered hereby, none of the Selling Stockholders will own any shares of the Common Stock after the completion of this offering.

                              Beneficial Ownership      Shares
                                Prior to Offering      Registered
                                                       and Being
Selling Stockholder           Shares         Percent    Offered

Baralonco Exploration, Inc.   1,003,136      3.19%     1,003,136
NIPSCO Fuel Company, Inc.     80,115          .25%     80,115

                              PLAN OF DISTRIBUTION

     Any distribution hereunder of the Common Stock by the Selling Stockholders may be effected from time to time in one or more of the following transactions: (a) to underwriters who will acquire the Common Stock for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (b) through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the New York Stock Exchange or other exchanges on which shares of the Company's Common Stock may be admitted for trading privileges, in special offerings, exchange distributions pursuant to the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices or (c) directly or through brokers or agents in private sales at negotiated prices, or by any other legally available means.

     Any such underwriters, brokers, dealers or agents, upon effecting the sale of the Common Stock, may be deemed "underwriters" as that term is defined by the Securities Act.

     Underwriters participating in any offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

     At the same time a particular offering of Common Stock is made hereunder, to the extent required by law, a Prospectus Supplement will be distributed which will set forth the amount of Common Stock being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Common Stock purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold hereunder in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold hereunder unless it has been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

     Pursuant to Indemnification and Contribution Agreements, each dated as of September 15, 1995, between the Company and each Selling Stockholder (the "Indemnification and Contribution Agreements") and pursuant to the Purchase and Sale Agreement dated December 19, 1995 between the Company and Baralonco Exploration, Inc. (the "Purchase and Sale Agreement"), the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities arising under the Securities Act, and the Selling Stockholders have agreed to indemnify the Company, its directors, each of its officers who has signed the Registration Statement of which this Prospectus is a part, and each person who controls the Company, against certain liabilities, including liabilities arising under the Securities Act. In addition, pursuant to a Stock Purchase Agreement dated as of June 30, 1994 between the Company, DelMar Petroleum, Inc. and certain stockholders of DelMar Petroleum, Inc., and the Purchase and Sale Agreement, the Selling Stockholders have agreed not to sell any Common Stock hereunder during certain "black out" periods not to exceed 135 days following notice from the Company (i) of its intent to proceed with a financing and that it has been advised by a recognized investment banking firm that the sale of Common Stock by the Selling Stockholders under this Registration Statement would adversely affect the Company's financing; or (ii) that such sale would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential as a result of a pending merger, consolidation, acquisition, disposition or other material development involving the Company.

                                  LEGAL MATTERS

     The validity of the shares of Common Stock offered by this Prospectus and certain other legal matters will be passed upon for the Company by Peter E. Lorenzen, Esq., Vice President-General Counsel of the Company. Mr. Lorenzen owns 10,000 shares of Common Stock and holds options to purchase 77,300 shares of Common Stock.

                                     EXPERTS

     The audited financial statements and schedules incorporated in this Prospectus by reference have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The information incorporated in this Prospectus by reference regarding proved reserves and related future net revenues and the present value thereof is derived, as and to the extent described therein, from reserve reports and reserve report audits prepared by Netherland, Sewell & Associates, Inc., independent oil and gas consultants, and, to such extent, are incorporated by reference in reliance upon the authority of such firm as experts with respect to the matters contained in such reports and audits.

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                             SNYDER OIL CORPORATION



                                1,083,251 SHARES

                                  COMMON STOCK



                                   PROSPECTUS



     No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, or incorporated herein by reference, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the Common Stock to which it relates or an offer to sell or solicitation of an offer to buy any of the securities offered hereby to any person to whom it is unlawful to make such offer or solicitation to such jurisdiction.